SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 12, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Announcement of LM Ericsson Telephone Company, October 11, 2023 regarding “Ericsson announces impairment charge of SEK 32 billion and provides update on Q3 earnings”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 12, 2023

PRESS RELEASE October 11, 2023

Ericsson announces impairment charge of SEK 32 billion and provides update on Q3 earnings

•	Non-cash impairment of SEK 32 billion in the third quarter 2023, relating to the impairment of goodwill attributed to the Vonage acquisition.

•	Vonage remains critical to the enterprise strategy and Ericsson’s positive outlook on the potential of the Global Network Platform remains unchanged.

•	Ericsson also announces highlights from the Q3 results with a group EBITA margin excluding restructuring charges of 7.3% which is in line with previous guidance.

Ericsson (NASDAQ: ERIC) today announced that, in accordance with IFRS accounting requirements, it will record a non-cash impairment charge of SEK 32 billion in the third quarter of 2023. The impairment charge represents 50% of the total amount of goodwill and other intangible assets attributed to Vonage. The impairment will be reported in segment Enterprise as an item affecting comparability.

The impairment is a consequence of the significant drop in the market capitalization of Vonage’s publicly traded peers, increased interest rates and overall slowdown in Vonage’s core markets. Ericsson continues to advance its enterprise strategy, with Vonage’s network API capabilities being central to this strategy and the development of a Global Network Platform (GNP). The impairment does not alter Ericsson’s positive outlook on the GNP market potential.

Vonage remains key to Ericsson’s strategy to expand in Enterprise. The Enterprise strategy is underpinned by the development in the third quarter in which Ericsson announced an important milestone with a major commercial partnership in its GNP business. The development of GNP is creating a new market for exposing 5G capabilities through network APIs and the market opportunity is estimated at USD 20 billion by 2028 by telecom consultancy and research firm STL Partners. This market will open up new ways for operators to monetize their investments in networks from enterprises and in turn drive further investments in mobile infrastructure. Ericsson expects the first revenues from network APIs during 2023.

1 (5)

PRESS RELEASE October 11, 2023

Q3 earnings in line with guidance (preliminary and unaudited numbers)

Isolated quarters, excluding restructuring and impairment charges, SEK b.	Q3 2023	Q3 2022	YoY Change	Q2 2023	QoQ Change
Net Sales	64.5	68.0	-5%	64.4	0%
Of which Networks	41.5	48.1	-14%	42.4	-2%
Of which Cloud Software & Services	15.6	14.2	10%	15.1	3%
Of which Enterprise	6.7	5.0	34%	6.4	5%
Gross Income	25.3	28.2	-10%	24.7	3%
Of which Networks	16.6	21.4	-23%	16.7	-1%
Of which Cloud Software & Services	5.6	4.6	23%	5.1	10%
Of which Enterprise	3.3	2.4	34%	3.0	10%
Gross Margin	39.2%	41.4%		38.3%
Operating Expenses	-21.3	-21.3	0%	-22.2	-4%
EBITA	4.7	7.7	-39%	3.7	28%
EBITA Margin	7.3%	11.3%		5.7%
Networks	12.6%	20.0%		11.4%
Cloud Software & Services	2.8%	-5.0%		-1.9%
Enterprise	-8.9%	-20.3%		-13.2%
Free Cash Flow before M&A	-0.5	2.5		-5.0
Restructuring charges	-0.9	-0.1		-3.1

Performance in Q3 was in line with guidance with an EBITA margin excluding restructuring charges of 7.3% corresponding to an EBITA of SEK 4.7 billion. Group organic sales (adjusted for comparable units and currency) declined by -10%, with -16% organic decline in Networks partly offset by 5% organic growth in Cloud Software and Services and 10% organic growth in Enterprise.

Networks organic sales were down by -60% in North America YoY, with operators reducing their capex spend and adjusting inventories. It is worth noting that Q3 last year was a record quarter in North America. The sharp decline in North America was partly offset by strong sales in India.

Cloud Software and Services continued to execute on the turnaround strategy. With an EBITA excluding restructuring charges of SEK 0.4 billion in Q3 Cloud Software and Services has now achieved break-even on a four rolling quarters basis.

Enterprise reported continued strong growth in Enterprise Wireless Solutions and a slightly positive EBITA excluding restructuring charges in the Global Communications Platform business (Vonage) in the quarter.

Free cash flow before M&A was SEK -0.5 (2.5) billion. The negative free cash flow this year is a result of the build-up of working capital for the large roll-out projects.

2 (5)

PRESS RELEASE October 11, 2023

Ericsson will, as previously communicated, announce its full report for the third quarter 2023 on October 17, at approximately 07.00 CEST.

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: ralf.bagner@ericsson.com

Media relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Forward-looking statements

This release includes forward-looking statements, including expected write-down of our goodwill and other asset impairments, amounts of such impairments, effect of impairments on cash flow and dividend capacity, financial condition, performance and results of operations, business plans, objectives, market conditions, and assumptions upon which those statements are based including, in particular the following risks and uncertainties:

3 (5)

PRESS RELEASE October 11, 2023

•	Final determination of the extent of the impairment based on fair value analysis compared to carrying value

•	Completion of the quarterly financial statements and review by our independent registered public accounting firm

•	Potential changes in estimated impairment amounts based on the completion of the review process

•	Extent of impairment impacts on cash flow and dividend capacity

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim reports, and in “Risk Factors” in the Annual Report 2022.

4 (5)

PRESS RELEASE October 11, 2023

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 19:45 CEST on October 11, 2023.

5 (5)